(Formerly Esperanza Silver Corporation)
(An Exploration-Stage Company)

Management’s Discussion and Analysis
Nine Months Ended September 30, 2011

GENERAL

This discussion and analysis of the financial position and results of operations is intended to supplement the unaudited interim condensed consolidated financial statements of Esperanza Resources Corp. (the “Company” or “Esperanza”) for the nine months ended September 30, 2011 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company adopted IFRS on January 1, 2011 with a transition date of January 1, 2010. A reconciliation of the previously disclosed comparative periods’ financial statements prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) to IFRS is set out in note 14 to these interim consolidated financial statements.

The MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2010 prepared in accordance with Canadian GAAP and the related MD&A with reference to the reconciliation referred to above. All dollar amounts included therein and in the following management discussion and analysis (“MD&A”) are in Canadian dollars except where noted. This MD&A has been prepared as of November 22, 2011.

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com.

FORWARD-LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, ”expect”, ”anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Esperanza’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties identified elsewhere in this MD&A, actual results may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DESCRIPTION OF BUSINESS

Esperanza is a mineral exploration company focused on advancing the development of its principal property, the wholly-owned (subject to a 3% net smelter return royalty) Cerro Jumil gold project in Morelos State, Mexico. In October of 2010 it announced a strategic investment which resulted in a 36% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper/antimony project in Roznava, Slovakia. This interest has subsequently declined to approximately 32%. The Company continues to identify and explore new precious metal projects in Mexico and Peru. Additional information is available at the Company’s website at www.epzresources.com.

EXPLORATION REVIEW

Cerro Jumil, Mexico

In September of this year the Company released the results of an updated Preliminary Economic Assessment for the Cerro Jumil project. As a result the Company has made the decision to continue expansion drilling, optimize metallurgical testing and design and otherwise continue efforts to advance the project and prepare a full feasibility study. In February of 2011 the Company received agreement from the competent archaeological authorities in Mexico to allow mining activity in the Cerro Jumil project area subject to a 2011 program to excavate and salvage minor sites that had previously been identified. That program is on-going. In September 2011 the Company completed an updated Preliminary Economic Assessment (“PEA”) on the property. The results of the of the study provide confidence that the project can be economically viable and Esperanza now plans to initiate a full feasibility study with a goal of ultimately advancing Cerro Jumil to production (refer to the news release dated September 13, 2011).

San Luis Project, Peru

In February of this year Esperanza and Silver Standard signed a Letter of Intent for Silver Standard to purchase Esperanza’s interest in the property, subject to regulatory approvals for $17 million in cash, the return and cancellation of the approximately 6.5 million Esperanza shares owned by Silver Standard and a 1 percent net smelter return royalty on all production from the property. The transaction closed in July of 2011. As a result of the completion of the sale, the Company awarded a bonus of $651,325 to certain members of management and staff.

Pucarana, Peru

On March 5, 2007 the Company announced it had reached an agreement on the Pucarana, Peru mineral property with Estrella Gold Corporation (“Estrella”). Pursuant to the agreement, Esperanza has an option to earn a 51% interest by expending US$650,000 over a two year period commencing upon receipt of drill permits, with a commitment to fund US$200,000 in exploration expenditures in the first year. Esperanza also has the option to earn a subsequent 9% interest (for a total of 60%) by making additional exploration expenditures of US$650,000 over a two year period. A cash payment of US$30,000 was paid on signing of a definitive agreement and a second payment of US$50,000 is due if Esperanza elects to exercise the right to earn the additional 9% interest.

Esperanza has completed a first phase of trenching and sampling over potential mineral zones. The Company has now reached an agreement with the Chilcaymarca Community to conduct exploration and drilling and a drill program began on the Pucurana project in April of 2011. The Company drilled 1482 meters by the end of the Quarter. Results did not meet the requirements of the joint-venture partners to continue exploration activities and they are considering their alternatives. The Company has expended sufficiently to have earned its 51% interest and the Company has notified Estrella that it is exercising its option for a 51% interest.

Other Exploration

The Company has active prospecting programs in Mexico and Peru. In Mexico it controls three properties totaling 44,333 hectares in the Guerrero-Morelos gold belt. All properties are early-stage exploration with work focusing on the definition of new drill targets. In Peru the Company controls 11 projects totaling 16,670 hectares. The Company has signed an agreement with the local land owners at its Colqui Orcco project in Peru and has received all necessary permits. In March of 2011 site preparation began for a first round of exploration drilling which began in May 2011. The Company drilled 1799 meters through the end of the Quarter. Results did not meet the requirements of the Company to continue exploration and it is considering its various alternatives in regards to the property.

Investment in Global Minerals Ltd.

In October and November 2010, Esperanza made a strategic investment of approximately $2.9 million in Global Minerals Ltd. (“Global”). Global’s primary asset is the Strieborna silver-copper deposit in Slovakia. This is an advanced-stage exploration project. In October 2011 Esperanza exercised all 2,079,951 of its Global share purchase warrants for a total cash investment of $1,143,973. Esperanza now owns 25,573,184 Global common shares which represents an approximate interest of 32%.

RESULTS OF OPERATIONS

Three Months Ended September 30, 2011

The Company recorded a net income of $23,958,910 for the three months ended September 30, 2011 (2010 loss - $1,082,621). The net income was the result of the gain on sale of Esperanza’s 30% interest in the San Luis property to Silver Standard Resources Inc. net of the capitalized property costs, transaction costs and senior management and staff bonuses based on the completion of the sale. This gain was partially offset by higher exploration expenditures and the equity in the loss of Global Minerals. The higher exploration expenditures were mainly due to increased work on the Pucarana and Colqui Orcco properties. There was no income tax payable on the sale of San Luis because that transaction is treated as a capital gain for tax purposes and the Company had sufficient capital and non-capital losses to offset the gain.

Nine Months Ended September 30, 2011

The Company recorded net income of $19,079,059 for the nine months ended September 30, 2011 (2010 loss - $4,818,042). The net income for the nine months for 2011 compared to the loss in 2010 was due to the same reasons as described above for the three month period except that the net income in 2011 was enhanced in part by lower share-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

The Company started 2011 with working capital of $10,034,042 and had working capital of $22,205,741 at September 30, 2011. The significant increase in working capital was due to the cash proceeds of $17,000,000 on the sale of the San Luis property partially offset by the costs of disposal and the loss from operations. As a result, the Company has more than sufficient working capital to cover its administrative and exploration activities for the next twelve months.

SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

During the quarter ended September 30, 2011 Esperanza had 30.35% equity interest in Global Minerals Ltd. This investment is being accounted for by the equity method. The table below summarizes Global’s estimated financial position as at September 30, 2011.

	September 30, 2011 $	June 30, 2011 $
Cash and cash equivalents	1,911,000	1,073,000
Other current assets	2,749,000	470,000
Long-term assets	3,193,000	3,190,000
Current liabilities	(427,000)	(277,000)
Future income tax liability	-	-
Net Assets	7,426,000	4,456,000

QUARTERLY INFORMATION

The following table sets out selected quarterly results which are stated in Canadian dollars except for per share amounts.

Quarter Ended	2011 Sept. 30	2011 Jun. 30	2011 Mar. 31	2010 Dec. 31
Operating expenses	$ 1,863,701	$ 2,628,399	$ 1,119,695	$ 1,137,698
Net income/(loss) for the period	23,958,910	(3,023,233)	(1,496,618)	(1,140,904)
Net earnings/(loss) per share (basic and diluted)	$ 0.45	$ (0.05)	$ (0.03)	$ (0.02)

	2010	2010	2010	2009 (1)
Quarter Ended	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Operating expenditures	$ 1,102,780	$ 2,392,892	$ 1,364,719	$ 692,211
Net income/(loss) for the period	(1,082,621)	(2,381,439)	(1,353,982)	(678,337)
Net earnings/(loss) per share (basic and diluted)	$ (0.02)	$ (0.05)	$ (0.03)	$ (0.01)

(1) The figures presented for 2009 were prepared in accordance with Canadian GAAP and are not required to be restated to IFRS.

2011

For the quarter ended September 30, 2011 the Company recorded net income as opposed to a loss in the prior quarter due to the gain on sale of the San Luis property.

For the quarter ended March 31, 2011 the loss was higher than for the prior quarter due to the Company’s equity in the loss of Global Minerals Ltd. (“Global”). Esperanza had only acquired a significant interest in Global in early December 2010 and only recognized a small loss in the equity of Global for that quarter-end.

2010

For the quarter ended December 31, 2010 the loss was higher than in the prior quarter due to higher costs for exploration and investor relations and due to mineral property write-offs.

For the quarter ended September 30, 2010 the loss was lower than for the prior quarter mainly due to lower stock-based compensation expense.

For the quarter ended June 30, 2010 operating expenses and the net loss were higher than for the previous quarter due mainly to higher stock-based compensation.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements or obligations that are not disclosed in the financial statements.

RELATED PARTY TRANSACTIONS

During the nine months ended September 30 31, 2011 the Company paid $147,600 (2010 - $147,600) to Seabord Services Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. At September 30, 2011, the Company was indebted to Seabord in the amount of $127 (2010 - $152). At September 30, 2011 Esperanza had a deposit for future services with Seabord amounting to $10,000 (2010 - $10,000) which was included in prepaid expenses. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties. All balances due to related parties are included in accounts payable and accrued liabilities.

During the nine months ended September 30, 2011, Esperanza recorded the following amounts as salaries to senior management: Bill Pincus, President - $118,537, Steve Zuker, Vice-President - $86,927, Bill Bond, Vice-President - $86,927 and Paul Bartos, Vice-President - $86,927. David Miles, the chief financial officer and Kim Casswell, the corporate secretary, are employees of Seabord and received no management compensation directly from Esperanza. Esperanza’s directors who are not part of management are paid directors’ fees. For the nine months ended September 30, 2011 directors’ fees were accrued or paid in the following amounts to: George Elliott - $18,750, Brian Bayley - $17,625, Steve Ristorcelli - $16,340 and Geoff Chater - $9,912.

NEW ACCOUNTING POLICIES

International Financial Reporting Standards (“IFRS”)

On January 1, 2011 Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information the effective transition date is January 1, 2010. Notes 2 and 14 to the condensed consolidated interim financial statements provide more detail on the significant Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, First-Time Adoption of International Financial Reporting Standards and optional exemptions for significant or potentially significant issues that have an impact on the Company’s financial statements on transition to IFRS.

Transitional Effect on Financial Statements

Statements of Financial Position

As a result of a change in accounting policy which resulted in the expensing of exploration and development costs (note 2 of the interim financial statements), the only adjustment to the Company’s statements of financial position was a reduction to mineral properties and a corresponding reduction to shareholder’s equity in the amounts and at the dates noted below:

January 1, 2010	$11,615,242
September 30, 2010	$13,026,103
December 31, 2010	$13,846,735

Statements of Loss and Comprehensive Loss

The change in accounting policy resulted in an increase in exploration expense in the amounts and at the dates below:

September 30, 2010

$1,410,861

December 31, 2010

$2,257,209

There was no significant impact on the statement of cash flows.

FUTURE ACCOUNTING CHANGES

The following are IFRS changes that have been issued by the International Accounting Standards Board, which may affect the Company, but are not yet effective:

IAS 12, Income taxes, was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The Company is assessing the effect of the changes to IAS 12 on its financial results and financial position.

IAS 27, Separate Financial Statements, replaced the existing IAS 27 “Consolidated and Separate Financial Statements”. IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. IAS 27 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 27 on its financial results and financial position.

IAS 28, Investments in Associates and Joint Ventures, was amended in 2011 and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IAS 28 on its financial results and financial position.

IFRS 9, Financial Instruments, was issued in November 2009 and is the first step to replace current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is assessing the effect of IFRS 9 on its financial results and financial position; however any changes are not expected to be material. IFRS 10, Consolidated Financial Statements, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation—Special Purpose Entities, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 10 on its financial results and financial position.

IFRS 11, Joint Arrangements, establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes current IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-Monetary Contributions by Venturers, and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 11 on its financial results and financial position.

IFRS 12, Disclosure of Interests in Other Entities, applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 12 on its financial statement disclosures.

IFRS 13, Fair Value Measurements, defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. The IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is assessing the effect of the changes to IFRS 13 on its financial results and financial position.

FINANCIAL INSTRUMENTS

Financial Risk Management

Esperanza’s strategy with respect to cash is to safeguard this asset by investing any excess cash in very low risk financial instruments such as term deposits or by holding funds in the highest yielding savings accounts with major Canadian banks. By using this strategy the Company preserves its cash resources and is able to marginally increase these resources through the yields on these investments. The Company’s financial instruments are exposed to certain financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, the United States, Mexico and Peru. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also in the local currencies. The risk is that there could be a significant change in the exchange rate of the Canadian dollar relative to the US dollar, the Mexican peso and the Peruvian sol. A significant change in these rates could have an adverse effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

Based on the net exposures as at September 30, 2011 and assuming that all other variables remain constant, a 10% change in the value of the Canadian dollar against the above foreign currencies would result in an increase / decrease of approximately $ 27,100 in the loss from operations.

Credit Risk

The Company’s cash and cash equivalents are mainly held through large Canadian or US financial institutions and at September 30, 2011 are mainly held in savings accounts and accordingly credit risk is minimized. The Company’s receivables are mainly VAT receivable from the Mexican government.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources as outlined in note 11 (b) of the September 30, 2011 interim financial statements.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in the market interest rates. The Company’s cash is held mainly in term deposits and therefore there is currently minimal interest rate risk.

RISKS AND UNCERTAINTIES

Mineral Property Exploration and Mining Risks

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit, although Esperanza has published a Preliminary Economic Assessment (“PEA”), which indicates that Cerro Jumil may be shown to have a commercial ore deposit upon completing a pre-feasibility or feasibility study. Esperanza’s main operating risks include: ensuring ownership of and access to mineral properties by confirmation that option agreements, concessions and leases are in good standing and obtaining permits for drilling, other exploration activities and/or extraction.

One of the Company’s projects is near a known archeological site. The Company has worked with the appropriate government archeological authority to determine any impacts proposed mining operations may have. As a result of this work, the majority of the property has been declared or is anticipated to be declared open for mining activity. A small area, which is not expected to affect exploration and proposed mining programs, is now unavailable.

Esperanza is currently earning an interest in one of its properties through an option agreement and acquisition of title to the property is only completed when the option conditions have been met. These conditions generally include making property payments and incurring exploration expenditures on the properties. If the Company does not satisfactorily complete the option conditions in the time frame laid out in the option agreement, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Commodity Price Risk

Esperanza is exposed to commodity price risk. Declines in the market price of gold, silver and other metals may adversely affect the Company’s ability to raise capital or attract joint venture partners in order to fund its ongoing operations. Commodity price declines could also reduce the amount the Company would receive on the disposition of one of its mineral properties to a third party.

Financing and Share Price Fluctuation Risks

Esperanza has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development-stage companies such as Esperanza, have experienced wide fluctuations in share prices which have not necessarily been related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Esperanza’s ability to raise additional funds through equity issues.

Political and Currency Risks

The Company is operating in countries that currently have varied political environments. Changing political situations may affect the manner in which the Company operates. The Company’s equity financings are sourced in Canadian dollars but it incurs a significant portion of its expenditures in local currencies or in US dollars. At this time there are no currency hedges in place. Therefore a weakening of the Canadian dollar against the US dollar, Mexican peso or Peruvian sol could have an adverse impact on the amount of exploration conducted.

Insured and Uninsured Risks

In the course of exploration and development of and extraction of ore from mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability, result in increased costs, have a material adverse effect on the Company’s financial results and cause a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires that all consultants carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Esperanza’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Competition

The Company will compete with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of its projects as well as for the recruitment and retention of qualified employees.

OUTSTANDING SHARE DATA

There are 51,032,321 common shares issued and outstanding and 3,726,000 stock options outstanding with exercise prices ranging between $0.69 and $1.91 per option and expire from September 12, 2012 through to June 10, 2016. All of the outstanding options have vested. The Company has 7,057,646 common share purchase warrants outstanding with exercise prices per share of $1.75 and $2.75. These warrants expire from February 16, 2012 through December 22, 2012.